Richard Schaberg Partner Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5671 F +1 202 637 5910 Richard.schaberg@hoganlovells.com www.hoganlovells.com

June 21, 2021

BY EDGAR

Mr. John Stickel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	LINKBANCORP, Inc.

Registration Statement on Form S-4

Filed on May 7, 2021

File No. 333-255908

Dear Mr. Stickel:

This letter is submitted on behalf of LINKBANCORP, Inc. (the “Company”) in response to a comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated June 3, 2021 with respect to the Company’s Registration Statement on Form S-4 filed on May 7, 2021 (the “Registration Statement”).

Concurrently with this response letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which will include changes in response to the Staff’s comment. We have reproduced the Staff’s comment in italics below followed by the response.

Division of Corporation Finance

June 21, 2021

Form S-4 filed May 7, 2021

General, page i

1.

We note your disclosure on page 37 that cybersecurity risks are increased as the result of an increase in the number of employees working remotely, and on page 95 that community banks have become a primary focus of cyber criminals. To the extent that cybersecurity risks are material to your business, please disclose under an appropriately captioned section the nature of the board’s role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on page 71 to discuss the board’s role in the oversight of cybersecurity risk management.

Questions and Answers About the Merger and the Shareholder Meetings, page 1

2.

We note from your disclosure on pages 25 and 30 that following the merger it is expected that current LINK shareholders will own 52.17% of the outstanding shares and former shareholders of GNB will own 47.83% of the outstanding shares. Please disclose anticipated post-merger ownership interests with a Question and Answer in this section.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on page 2 to include a Question and Answer regarding anticipated post-merger ownership interests. The Company has also revised the disclosure on pages 22, 34 and 144 to clarify the anticipated post-merger ownership interests.

Will GNB shareholders receive any fractional shares, page 2

3.

Please explain to us how it was determined that LINK will pay GNB shareholders the cash value of a fractional share in an amount determined by multiplying the fractional share interest by $12.00, and include a discussion here and in the Background of the Merger section, if applicable.

Division of Corporation Finance

June 21, 2021

Response to Comment No. 3

Although the Company’s common stock is quoted on the Pink Open Market, there is no active trading market for the Company’s common stock. Accordingly, for purposes of determining the merger consideration, including the value of a fractional share, the parties mutually agreed to value the Company’s stock at $12.00 per share, which is the price at which the Company completed a $5 million private placement of common stock in early October 2020. In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on pages 2 and 151 to include discussion of the parties’ determination of the value of a fractional share.

Interests of GNB’s Directors and Executive Officers in the Merger, page 12

4.

We note from your disclosure on page 131 that Wesley Weymers will be eligible to receive retention bonuses in connection with the merger. Please quantify these bonuses here and briefly summarize the terms of Mr. Weymers’ compensation following the closing of the merger.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on pages 13 and 35 to briefly summarize the terms of Mr. Weymers’ compensation following the closing of the merger.

Accounting Treatment of the Merger, page 16

5.

We note the disclosures discussing the accounting treatment for the business combination. Please provide us with your accounting analysis in regard to the determination of the accounting acquirer as outlined in ASC 805-10-55-10 to ASC 805-10-55-15.

Response to Comment No. 5

Below is the Company’s accounting analysis in regard to the determination of the accounting acquirer as outlined in ASC 805-10-55-10 to ASC 805-10-55-15:

Based on the guidance contained within Accounting Standards Codification (“ASC”) Section 805, Business Combinations, the Company has determined that the merger qualifies as a business combination and will be accounted for using the acquisition method of accounting as defined within ASC 805.

Division of Corporation Finance

June 21, 2021

As part of applying the acquisition method of accounting, the Company was required to identify the acquirer in the business combination. ASC 805-10-25-5 indicates that guidance in Subtopic 810-10 (Consolidation) related to determining the existence of a controlling financial interest should be used to identify the acquirer, which is broadly defined as the entity that obtains control of the acquiree. According to ASC 810-10-25-1, “For legal entities other than limited partnerships, consolidation is appropriate if a reporting entity has a controlling financial interest in another entity and a specific scope exception does not apply. The usual condition for a controlling financial interest is ownership of a majority voting interest, but in some circumstances control does not rest with the majority owner.” Should the guidance within the Consolidation subtopic not clearly indicate the acquirer, factors in paragraphs 805-10-55-11 through 55-15 should be used to help determine the acquiring entity.

In applying the guidance in ASC 810 and ASC 805-10-25-5, it was not necessarily determinative as to which group of shareholders would control the majority of the voting rights at the time of merger. Because up to 20% of the GNB Financial Services, Inc. (“GNB”) shares may be exchanged for the cash consideration, there is a range of possible ownership percentages post-merger ranging from GNB shareholders holding approximately 47.8% to up to approximately 53.4% of the outstanding voting interest of the combined company. Since GNB shareholders are entitled to elect the form of their consideration (subject to the proration procedures described in the Registration Statement), the resulting ownership and resultant control of the combined company following the merger is ultimately up to the decision of the GNB shareholders.

Due to the fact that the post-merger control of the company cannot be readily determined, currently, the Company referred to additional guidance within ASC 805-10-55-11 to 55-15 to determine the accounting acquirer of the business combination, while noting that given that the merger is a merger of equals, many of the factors are non-determinative because they are evenly split between GNB and the Company. This guidance and the Company’s related analysis are as follows:

•	If a business combination is effected by transferring cash or other assets as the primary form of consideration, then the party transferring the assets is typically the acquirer.

Analysis: Since the cash component of the business combination is no more than 20% of the consideration, this criteria does not apply.

•

If the business combination is primarily effected by the exchange of equity interests, the acquirer is typically the entity that issues the equity interests. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including:

•

The relative voting rights of the combined entity after the business combination. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Division of Corporation Finance

June 21, 2021

Analysis: The selection of the Company as the legal acquirer was negotiated by the parties and determined following extensive discussion and the conclusion that such selection was in the best interests of both parties. As stated above, there is a range of possible ownership percentages post-merger ranging from current GNB shareholders holding between approximately 47.8% and approximately 53.4% of the outstanding voting interest of the combined company. Ultimately, since there is no “cram down” provision requiring any cash be distributed to GNB shareholders, the resulting ownership and resultant control of the company is up to the decision of the GNB shareholders in electing their desired form of consideration. While the Company has outstanding founders warrants, these warrants do not have voting rights. Additionally, the Company does not consider it reasonable that the warrant holders would exercise their warrants individually or in the near-term. Rather, the Company considered it more reasonable and likely that the warrant holders would exercise and sell their respective warrant-related shares in conjunction with a future capital raising effort of the Company, the timing of which cannot be predicted at this time. As such, the outstanding warrants were not included as part of the Company’s voting interests for purposes of this analysis.

•	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest.

Analysis: This situation does not apply to the business combination.

•

The composition of the governing body of the combined entity. The acquirer is usually the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Analysis: The Board of Directors of the combined company and the combined bank will each be evenly split among the two entities with the chairperson of the company board being the existing chairperson of GNB, and the chairperson of the bank board being the current CEO of GNB and The Gratz Bank (“Gratz Bank”).

•	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Division of Corporation Finance

June 21, 2021

Analysis: The current CEO of GNB will serve as Executive Chairman of Gratz Bank. The remaining current executives of GNB will continue with the combined company in senior management roles. The Company’s executives will also continue in their roles with the combined company, thereby acquiring the talent that the GNB board identified was necessary to sustain Gratz Bank.

•

The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

Analysis: Based on the price per share of the Company’s common stock and GNB’s common stock reported on the Pink Open Market on December 9, 2020, the day prior to public announcement of the merger, the Company would appear to be paying a slight premium to GNB shareholders. Considering the Company’s closing price of $10.74, and adjusted for the exchange ratio, the merger consideration would equate to $78.47 per share, which is a premium to the reported closing price of GNB common stock on that date of $49.00. However, this provides very limited direction when consideration is given to the fact that there is no active trading market for either GNB’s or the Company’s stock that would support a reliable determination of fair market value. Indeed, for this reason, the parties negotiated the merger consideration utilizing an assumed per share value of the Company’s common stock of $12.00 (which is the price at which the Company issued $5 million in shares in an October 2020 private placement). From an investor’s valuation perspective, this represents 153% of the Company’s tangible book value per share at December 31, 2020. Comparatively, the aforementioned $78.47 per share value for GNB represents just 128% of GNB’s tangible book value per share at December 31, 2020.

•	The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenue, or earnings) is significantly larger than that of the other combining entity.

Analysis: Below is a comparison of the two entities, which shows that GNB is contributing greater assets, deposits, equity, and earnings to the combined company.

Division of Corporation Finance

June 21, 2021

	Data as of 12/31/20
(dollars in $ 000’s)	LINK	GNB
Investment Securities	$79,205	$125,447
Gross Loans	$327,391	$236,584
Assets	$424,106	$430,530
Deposits	$283,054	$375,124
Equity	$40,334	$50,674
Net Income (Loss)	$(1,764)	$4,193

No single factor was the sole determinant in the overall conclusion related to the acquirer for accounting purposes; rather all factors were considered in reaching a conclusion. Qualitatively, the transaction involves the Company’s subsidiary bank, LINKBANK, merging with and into GNB’s subsidiary bank, The Gratz Bank, with the Gratz Bank charter surviving the merger. Since all of the significant revenue generating activities along with their associated expenses reside at the bank level, management places significant weight on the fact that a mature, stable bank in Gratz Bank, which has stable net income with excess available funding and historical positive retained earnings is acquiring LINKBANK as an opportunity to utilize LINKBANK’s presence in higher growth markets to deploy its excess available funds into higher yielding loans to produce an increased shareholder return to GNB shareholders and acquire needed talent to sustain and grow Gratz Bank. Another factor that received greater weight in the Company’s analysis is the overall control that GNB shareholders maintain over the ownership of the combined company. Given the fact that GNB shareholders, in the aggregate, have the option to select to receive 100% of their consideration in the Company’s stock, which would result in the current GNB shareholders maintaining approximately 53.4% ownership in the combined company, they will essentially control the ownership of the combined entity. Taking into consideration all of the aforementioned facts and considerations of the merger, the Company has concluded that the acquiring entity in the business combination is GNB. As such, GNB was considered the accounting acquirer with the Company being the legal acquirer and the business combination will be accounted for as a reverse acquisition.

Unaudited Pro Forma Combined Financial Data for LINKBANCORP, Inc.

Notes to Unaudited Pro Forma Combined Financial Statements, page 24

6.

We note that certain of the transaction adjustments include more than one adjustment. In these cases, in the related footnotes, please provide details of these adjustments which should agree to the amounts reflected in the pro forma financial statements.

Division of Corporation Finance

June 21, 2021

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on pages 30-31 to provide details of the transaction adjustments.

7.	Please revise Note 4 to disclose the weighted average life of the loans acquired.

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on page 31 to disclose the weighted average life of the loans acquired.

8.	Please revise Note 9 to explain the reasons for and the components of the pro forma adjustment increase in retained earnings.

Response to Comment No. 8

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on pages 30-31 to explain the reasons for and the components of the pro forma adjustment increase in retained earnings.

9.	Please revise Note 10 to disclose the expected amortization period for the fair value premium associated with the FHLB advances.

Response to Comment No. 9

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on page 31 to disclose the expected amortization period for the fair value premium associated with the FHLB advances.

Risk Factors

The Covid-19 pandemic is adversely impacting LINK and its customers, page 36

10.

We note the disclosure that LINK has instituted payment deferral programs. Please quantify the number and dollar amount of loans that are in forbearance to the most recent practicable date so that investors may assess the risk, or advise. Similarly provide risk factor disclosure for GNB, if applicable.

Division of Corporation Finance

June 21, 2021

Response to Comment No. 10

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on page 40 to quantify the number and dollar amount of loans that are in forbearance to the most recent practicable date and include risk factor disclosure for GNB.

Information Regarding Forward-Looking Statements, page 51

11.

Please remove your reference to the Private Securities Litigation Reform Act of 1995 as Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act.

Response to Comment No. 11

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on page 55 to remove the reference to the Private Securities Litigation Reform Act of 1995.

Name of Beneficial Owners, page 58

12.	Please provide the natural persons with voting and dispositive control over the shares listed in the table for Strategic Value Private Investors LP, EJ Capital LLC, and FJ Capital Management LLC.

Response to Comment No. 12

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on pages 62-63 to disclose that (i) Benjamin Mackovak has voting and dispositive control over the shares held by Strategic Value Private Investors LP, (ii) Emanuel J. Friedman has voting and dispositive control over the shares held by EJF Capital LLC and (iii) Martin S. Friedman has voting and dispositive control over the shares held by FJ Capital Management LLC.

Background of the Merger, page 94

13.

We note your disclosure that the board of directors and senior management of LINK and GNB regularly and in the ordinary course review and evaluate acquisitions of branches or business lines, and strategic partnerships or affiliations with other financial institutions. Your disclosure does not appear to mention any discussions of business

Division of Corporation Finance

June 21, 2021

combinations by LINK with any entities other than GNB. Please explain the extent to which LINK considered opportunities with any other companies during this time period. If no other companies were considered as potential merger partners, please explain why LINK did not expand its search.

Response to Comment No. 13

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on pages 102-103 to explain the extent to which the Company considered strategic combinations with other companies.

Material U.S. Federal Income Tax Consequences of the Merger, page 133

14.

Please revise this section to set forth counsels’ opinions of each material tax consequence. For example, the disclosure on page 134 states that the merger is “intended to qualify” as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code instead of setting forth counsels’ opinions as to whether the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code. For further guidance, please refer to Staff Legal Bulletin No. 19.

Response to Comment No. 14

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on page 140 to state that the material U.S. federal income tax consequences of the merger are the opinion of each named counsel.

The Merger Agreement

Termination, page 158

15.

We note the disclosure that GNB may terminate the agreement if the volume weighted average price for the shares of LINK stock over a period of time is below a certain price, but that LINK may elect to increase the merger consideration in this situation and the merger agreement will not terminate. Please explain if or how this will be communicated to shareholders if LINK elects to increase the merger consideration in this situation. Also explain if the timing of this increase may occur after shareholders vote on the merger.

Response to Comment No. 15

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on pages 165-166 to explain how an increase of the merger consideration will be communicated to shareholders and that the timing of this increase may occur after shareholders vote on the merger.

Division of Corporation Finance

June 21, 2021

LINKBancorp, Inc. and subsidiary

Summary of Significant Accounting Policies, page F-16

16.	Please revise to provide an accounting policy addressing the warrants.

Response to Comment No. 16

In response to the Staff’s comment, the Company has added disclosure in the Amended Registration Statement on pages F-52 and F-53 to provide an accounting policy addressing the warrants.

****

If you have any questions or would like further information concerning the Company’s response to your comment, please do not hesitate to contact me.

Sincerely,

/s/ Richard A. Schaberg
Richard A. Schaberg

cc:

Susan Block

SEC

Michael Henderson

SEC

Marc Thomas

SEC

Andrew Samuel

Chief Executive Officer

LINKBANCORP, Inc.

Carl Lundblad

President

LINKBANCORP, Inc.